cm 2/8

AM 2-8-2005

05035553

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 07 2005 WASH. D.C.

SEC FILE NUMBER
8-36594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Larimer Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1380 Seventeenth Street
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam M. Carmel — (303) 573-5511
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Adam M. Carmel affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Larimer Capital Corporation, as of and for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

CRYSTAL JARAMILLO NOTARY PUBLIC STATE OF COLORADO

Adam M. Carmel
Signature

President
Title

Crystal Jaramillo
Notary Public My commission expires 6/16/08

This report** contains (check all applicable boxes):

X	a.	Facing page.
X	b.	Statement of Financial Condition.
X	c.	Statement of Income (Loss).
X	d.	Statement of Cash Flows.
X	e.	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
___	f.	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	g.	Computation of Net Capital.
___	h.	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
___	i.	Information Relating to the Possession or Control Requirement under Rule 15c3-3.
___	j.	A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
___	k.	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
X	l.	An Oath or Affirmation.
___	m.	A Copy of the SIPC Supplemental Report.
___	n.	A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
X	n.	Independent accountants' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARIMER CAPITAL CORPORATION

Financial Statements
and
Independent Auditors' Report
December 31, 2004 and 2003

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants
and Consultants

LARIMER CAPITAL CORPORATION

Table of Contents

EKS&H
Ehrhardt
Keefe
Steiner &
Hottman PC
Certified Public Accountants
and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Larimer Capital Corporation
Denver, Colorado

We have audited the accompanying statement of financial condition of Larimer Capital Corporation as of December 31, 2004, and the related statement of operations and retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Larimer Capital Corporation as of December 31, 2003, were audited by other auditors whose report dated January 23, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larimer Capital Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 12, 2005
Denver, Colorado

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

LARIMER CAPITAL CORPORATION

Statements of Financial Condition

	December 31, 2004	December 31, 2003
Assets		
Assets		
Cash and cash equivalents	$ 251,394	$ 131,778
Commissions receivable	30,017	31,037
Prepaid expenses	12,386	12,070
Furniture and equipment, net of accumulated depreciation of $45,263 and $45,228, respectively	36,401	35
Deposits	52,228	2,228
Total assets	$ 382,426	$ 177,148
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable and accrued liabilities	$ 9,476	$ 13,486
Accrued pension contribution	-	7,924
Total liabilities	9,476	21,410
Commitments		
Stockholder's equity		
Common stock, no par value; 50,000 shares authorized; one share issued and outstanding	53,000	53,000
Retained earnings	319,950	102,738
Total stockholder's equity	372,950	155,738
Total liabilities and stockholder's equity	$ 382,426	$ 177,148

See notes to financial statements.

LARIMER CAPITAL CORPORATION

Statements of Operations and Retained Earnings

	For the Years Ended December 31, 2004	For the Years Ended December 31, 2003
Revenues		
Securities commissions	$ 427,150	$ 493,978
Insurance commissions	599,137	152,202
Fee income	59,378	57,524
Other	1,522	790
Total revenues	1,087,187	704,494
Expenses		
Commissions	246,004	267,325
Officer's salary and benefits	241,341	140,725
Retirement plan contributions	100,459	32,924
Office salaries	74,355	87,657
Clearing costs	40,881	39,647
Rent	36,725	15,539
Travel and entertainment	27,906	26,738
Consulting	27,500	11,612
Other operating costs	25,762	22,077
Payroll taxes	14,695	14,624
Accounting and legal	13,324	9,169
Communications	11,567	11,306
Automobile costs	8,214	14,812
Regulatory fees	1,207	23,315
Depreciation	35	3,067
Total expenses	869,975	720,537
Net income (loss)	217,212	(16,043)
Beginning retained earnings	102,738	118,781
Ending retained earnings	$ 319,950	$ 102,738

See notes to financial statements.

LARIMER CAPITAL CORPORATION

Statements of Cash Flows

	For the Years Ended December 31,	
	2004	2003
Cash flows from operating activities		
Net income (loss)	$ 217,212	$ (16,043)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	35	3,067
Changes in assets and liabilities		
Commissions receivable	1,020	90,554
Prepaid expenses	(316)	(2,115)
Deposits	(50,000)	-
Commissions payable and accrued liabilities	(4,010)	(26,854)
Accrued pension contribution	(7,924)	-
	(61,195)	64,652
Net cash provided by operating activities	156,017	48,609
Cash flows from investing activities		
Purchase of equipment	(36,401)	(750)
Net cash used in investing activities	(36,401)	(750)
Net increase in cash and cash equivalents	119,616	47,859
Cash and cash equivalents - beginning of year	131,778	83,919
Cash and cash equivalents - end of year	$ 251,394	$ 131,778

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nature of Operations

Larimer Capital Corporation (the Company) is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act), with its principal activities consisting of financial consulting as a registered investment advisor, traditional securities business and sales of life and disability insurance policies.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer was Fiserv Correspondent Services, Inc. ("Fiserv") through October, 2004, at which time the Company began clearing through RBC Dain Rauscher, Inc., ("RBC"). The Company promptly transmits all customer funds and securities to RBC. RBC carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

The Company's customer securities transactions are introduced on a fully disclosed basis with RBC, an unrelated broker-dealer. RBC carries all the customer accounts of the Company and is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein RBC may charge any losses it incurs to the Company. The Company seeks to minimize the risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by RBC.

During the year ended December 31, 2004, one customer accounted for 31% and 0% of total revenues and accounts receivable, respectively.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash, receivables, deposits and commissions payable approximated fair value as of December 31, 2004 because of the relatively short maturity of these instruments.

Clearing Deposit

Deposits include $50,000 deposited with RBC to offset certain risks assumed by RBC related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing straight-line and accelerated methods over the estimated useful lives for owned assets, ranging from 3 to 5 years.

Revenue Recognition, Commissions Receivable and Payable

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date a transaction is executed. Investment advisory and management fees are recognized over the term of the contract. Consulting fees are recognized as services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be treated as an S-corporation for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's stockholder and no provisions for federal income taxes has been recorded in the accompanying financial statements.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000. The Company's net capital at December 31, 2004 was $322,935. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was .03 to 1.0 as of December 31, 2004.

Note 3 - Operating Leases

The Company has a noncancellable operating lease for office space which expires in July 2008. The facility is leased through an entity that is related to the Company through common ownership. The lease requires the Company to pay certain executory costs (property taxes, maintenance and insurance).

In addition, the Company has entered into a noncancellable operating lease for an automobile used by the stockholder. The lease agreement expires in June 2005.

Future minimum lease payments are as follows:

Year Ending December 31,	
2005	$ 27,894
2006	25,323
2007	26,005
2008	15,402
	$ 94,624

Rental expense for all operating leases was $36,725 and $15,539 for the years ended December 31, 2004 and 2003, respectively.

Note 4 - Employee Benefit Plans

The Company terminated its discretionary profit-sharing plan on December 31, 2004. The Company's contributions to the Plan were $0 and $32,934 for the years ended December 31, 2004 and 2003, respectively.

Beginning in 2004, the Company's employees are covered by a defined benefit plan (the "Plan"). Retirement benefits are based on years of service and the average employee's compensation. All employees age 21 and older who have completed one year and 1,000 hours of service, are eligible to participate in the Plan. Participating employees become vested in the Plan after five years of participation.

Note 4 - Employee Benefit Plans (continued)

The Company makes contributions based on actuarial assumptions made by their Plan administrator, subject to limits set forth by the Internal Revenue Service. Contributions are intended to provide for benefits attributed to service provided to the Company to date.

The Plan assets are administered by an outside party, but managed by the Company's sole stockholder, and participant.

The following table sets forth the Plan's funded status and amounts recognized:

Benefit obligation at end of year	$	100,459
Fair value of Plan assets at end of year		100,459
Funded status	$	-
Employer contributions	$	100,459

The expected long-term rate of return on assets was 6% for the year ended December 31, 2004. The assumed discount rate was 5% and the anticipated rate of salary increases was 0% for the year ended December 31, 2004. There was no prepaid benefit cost as of December 31, 2004 or benefits paid during the year then ended.

ACCOMPANYING INFORMATION

LARIMER CAPITAL CORPORATION

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2004

Net Capital

Total stockholder's equity	$	372,950
Additions/deductions		
Furniture and equipment, net		(36,401)
Prepaid expenses		(12,386)
Deposits		(1,228)
Net capital	$	322,935

Aggregate Indebtedness

Commissions payable and accrued liabilities	$	9,476
Total aggregate indebtedness	$	9,476

Computation of Basic Net Capital Requirements

Required minimum net capital	$	50,000
Capital in excess of minimum requirement	$	272,935
Ratio of aggregate indebtedness to net capital		0.03

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2004 and the audited computation above.

EKS&H Ehrhardt Keefe Steiner & Hottman PC

Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
Larimer Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Larimer Capital Corporation for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7979 E. Tufts Avenue, Suite 400 Denver, Colorado 80237-2843
303 740-9400 Fax 303 740-9009

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner & Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 12, 2005
Denver, Colorado